Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

SFLA iPath® Long Extended S&P 500® TR Index ETN ETN Description The iPath® Long Extended S&P 500® TR Index ETN (the “ETNs”) is designed to provide investors with leveraged return on the performance of the S&P 500® Total Return. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus. Index Description The S&P 500® Total Return (the “Index”) is a capitalization-weighted index intended to provide an indication of the pattern of stock price movement in the U.S. equities market, covering 75% of total US equities market. S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Owning the ETNs is not the same as owning interests in the equity securities comprising the Index or a security directly linked to the performance of the Index. ETN Details Ticker SFLA Intraday Indicative Value Ticker SFLA.IV CUSIP 06740P601 ISIN US06740P6016 Primary exchange NYSE Arca Investor Fee Rate1 0.35% per annum Financing Rate2 3M LIBOR + 60% Inception date 11/29/2010 Maturity date 11/30/2020 Issuer Barclays Bank PLC Automatic termination level $10.00 Callable ETN No Participation ticker* SFLA.PTNV *The “participation” is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying Index relative to the value of each ETN, as is described in detail in the relevant prospectus. Index Details Index name S&P 500® TR Composition Equities of 500 large cap companies in U.S. Number of components 501 Bloomberg Index ticker SPTR Index inception date 2/8/1988 Index sponsor S&P Dow Jones Indices, LLC 1 The investor fee rate per ETN is equal to 0.35% per year: The investor fee on the inception date was equal to zero. On any subsequent calendar day until maturity or redemption, the daily investor fee per ETN will equal the product of (a) the applicable closing indicative note value on the immediately preceding calendar day times (b) the fee rate divided by (c) 365. 2 The financing rate will equal the sum of (a) 0.60% plus (b) the most recent 3 month London InterBank Offered Rate (LIBOR) fixing for U.S. dollars effective on the immediately preceding business day, as published by the British Bankers’ Association on Bloomberg page “US0003M Index”. The daily financing charge on the inception date was zero. On any subsequent calendar day until maturity or redemption of the ETNs, the daily financing charge per ETN will equal the product of (a) the applicable financing level on the immediately preceding calendar day times (b) the financing rate divided by (c) 360. Page 1 of 4 Ipath exchange traded notes Barclays

SFLA Cumulative Return iPath® Long Extended S&P 500® TR Index ETN S&P 500® TR Source: S&P Dow Jones Indices, LLC, Blackrock (based on daily returns since ETN inception date; 11/29/10-06/30/14). Index Composition Source: S&P Dow Jones Indices, LLC, as of 6/30/2014. Index composition is subject to change. Annualized Performances, Standard Deviation And Correlation History 1-month 3-month 6-month 1-Year 3-Year Since ETN Standard Index Return % Return % Return % Return % Return % Inception Deviation % Correlations4 Annualized Annualized 11/29/10 Annualized3 Return % Annualized iPath® Long Extended S&P 500® TR Index ETN 3.35 8.64 11.75 46.21 33.73 38.93 21.27 0.93 S&P 500® TR Index 2.07 5.23 7.14 24.61 16.58 17.69 12.26 1.00 MSCI EAFE TR Index 0.96 4.09 4.78 23.57 8.10 10.57 19.49 0.88 MSCI Emerging Markets TR IndexSM 2.66 6.60 6.14 14.31 -0.39 1.86 16.34 0.81 Barclays U.S. Aggregate Bond TR Index 0.05 2.04 3.93 4.37 3.66 3.52 2.77 -0.27 Bloomberg Commodity Index Total ReturnSM 0.60 0.08 7.08 8.21 -5.17 -2.31 14.74 0.57 Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014. The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total ReturnSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills. ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results. Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results. 3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/11-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays 4 Correlations based on monthly returns for 06/11-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Page 2 of 4 iP-SFLA-I0614

SFLA

Top Index Holdings

Component Ticker Weight % Sector

APPLE INC AAPL 3.22 INFORMATION TECHNOLOGY EXXON MOBIL CORP XOM 2.48 ENERGY

MICROSOFT CORP MSFT 1.80 INFORMATION TECHNOLOGY

JOHNSON & JOHNSON JNJ 1.70 HEALTH CARE

GENERAL ELECTRIC CO GE 1.51 INDUSTRIALS WELLS FARGO & CO WFC 1.45 FINANCIALS CHEVRON CORP CVX 1.43 ENERGY BERKSHIRE HATHAWAY INC-CL B BRK/B 1.31 FINANCIALS JPMORGAN CHASE & CO JPM 1.25 FINANCIALS PROCTER & GAMBLE CO/THE PG 1.22 CONSUMER STAPLES

Source: S&P Dow Jones Indices, LLC, as of 6/30/2014. Index Composition is subject to change.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The

ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the

ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

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SFLA A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC, assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Barclays Bank PLC. S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500® Index to track general market performance. © 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0735-1014 Page 4 of 4 Not FDIC Insured - No Bank Guarantee - May Lose Value 1-877-764-7284 www.ipathetn.com iP-SFLA-I0614